Exhibit 99.1

Dominion Diamond Corporation Reports Diavik Diamond Mine Third Calendar Quarter Production

YELLOWKNIFE, Northwest Territories--(BUSINESS WIRE)--October 19, 2016--Dominion Diamond Corporation (TSX:DDC, NYSE:DDC) (the “Company” or “Dominion”) reports Diavik Diamond Mine production results for the third calendar quarter of 2016:

Diavik Diamond Mine Production (100% basis)

	Q3 2016	Q2 2016	Q1 2016	Q4 2015	Q3 2015	Q2 2015	Q1 2015	Q4 2014
Tonnes Processed (millions)	0.58	0.54	0.56	0.46	0.48	0.56	0.48	0.51
Carats Recovered (millions)	1.54	1.58	1.88	1.50	1.27	2.14	1.50	1.54

Processing volumes in the third calendar quarter of 2016 were 22% higher than in the same quarter of the prior year primarily due to higher ore availability, particularly from A-418 which experienced poor ground conditions in the third quarter of calendar 2015.

Diamonds recovered in the third calendar quarter of 2016 were also 22% higher than in the same quarter of the prior year reflecting higher processing volumes. Diamonds recovered in the third quarter of calendar 2015 included approximately 40,000 carats recovered from Coarse Ore Rejects (“COR”). Recovered grades were also higher than the same quarter of the prior year, but below plan in the quarter as a result of increased underground dilution as a result of granite sloughing from the walls of the open pit. The Diavik Diamond Mine team is in the process of assessing this dilution increase and the possible impact on the remaining calendar year production.

The development of the A-21 pipe continues to progress according to plan. During the quarter, the closure of the dike was completed before the end of the open water season.

Diavik Diamond Mine Production 40% basis

For the three months ended September 30, 2016				For the three months ended September 30, 2015
Pipe	Ore Processed (000s tonnes)	Carats (000s)	Grade (carats/tonne)	Ore Processed (000s tonnes)	Carats (000s)	Grade (carats/tonne)
A-154 South	47	131	2.76	55	145	2.64
A-154 North	80	157	1.98	66	155	2.34
A-418	106	330	3.11	68	167	2.44
COR	-	-	-	1	40	-
Total	233	618	2.65 (a)	191	508	2.46(a)

(a) Grade has been adjusted to exclude COR

For the nine months ended September 30, 2016				For the nine months ended September 30, 2015
Pipe	Ore Processed (000s tonnes)	Carats (000s)	Grade (carats/tonne)	Ore Processed (000s tonnes)	Carats (000s)	Grade (carats/tonne)
A-154 South	154	436	2.84	155	559	3.61
A-154 North	214	470	2.19	206	441	2.14
A-418	301	1,067	3.55	244	893	3.68
COR	1	30	-	2	69	-
Total	670	2,003	2.95(a)	607	1,963	3.13(a)

(a) Grade has been adjusted to exclude COR

About Dominion Diamond Corporation
Dominion Diamond Corporation is the world’s third largest producer of rough diamonds by value. Both of its production assets are located in the low political risk environment of the Northwest Territories in Canada where the Company also has its head office. The Company is well capitalized and has a strong balance sheet.

The Company operates the Ekati Diamond Mine and also owns 40% of the Diavik Diamond Mine. Between the two mining operations, diamonds are currently produced from a number of separate kimberlite pipes providing a diversity of diamond supply as well as reduced operational risk. It supplies premium rough diamond assortments to the global market through its sorting and selling operations in Canada, Belgium and India.

For more information, please visit www.ddcorp.ca

CONTACT:
Dominion Diamond Corporation
Ms. Kelley Stamm, 416-205-4380
Manager, Investor Relations
kstamm@ddcorp.ca